

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2015

<u>Via E-mail</u>
Frederico Pinheiro Fleury Curado
President and Chief Executive Officer
Embraer S.A.
Avenida Brigadeiro Faria Lima, 2170
12227-901 São Josè dos Campos, São Paulo, Brazil

> **Re: Embraer S.A.**
> **20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 1-15102**

Dear Mr. Curado:

We refer you to our comment letter dated November 18, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

 cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Márcia Sato Davoli de Araújo
        Associate General Counsel
        Embraer S.A.

        André Béla Jánszky
        Milbank, Tweed, Hadley & McCloy LLP